July 2, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention: Chen Chen and Kathleen Collins

Re:     Commvault Systems, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2025
File No. 001-33026

Dear Mmes. Chen and Collins:

This letter sets forth the responses of Commvault Systems, Inc. (“we”, “our” or the “Company”) to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in its comment letter dated June 17, 2025 (the “Comment Letter”). For your convenience, we have repeated the comments of the Staff in bold typeface exactly as given in the Comment Letter and set forth is our response below each comment.
Form 10-K for the Year Ended March 31, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 30
1. We note your present annual recurring revenue (ARR) and subscription ARR in your Item 2.02 Form 8-K earnings releases and you refer to such measures as "KPIs" in your investor presentation. We also note you present other measures such as SaaS net dollar retention rate and subscription customer growth in your investor presentations. Please tell us your consideration to include these measures in your Form 10-Q and 10-K filings. In addition, tell us whether management uses any other key performance measures in evaluating your business and if so, revise to include a qualitative and quantitative discussion of such metrics. Refer to SEC Release No. 33-10751.
Response:
We respectfully acknowledge the Staff’s comment and appreciate the opportunity to clarify our use of key performance indicators (KPIs) such as Annual Recurring Revenue (ARR), Subscription ARR, and SaaS Net Dollar Retention (SaaS NRR).
As noted, we currently disclose these metrics in our earnings releases furnished under Item 2.02 of Form 8-K and in our investor presentations, along with SaaS ARR. These metrics are used by management to evaluate the performance of our recurring revenue business model and to communicate trends in our customer base and revenue predictability to investors.
In accordance with SEC Release No. 33-10751, which emphasizes the importance of including material KPIs and metrics used in managing the business within the management’s discussion and analysis of financial condition and results of operations (MD&A), we have reassessed our disclosures. We understand that when such metrics are material to an understanding of our performance or future results, they should be included in our periodic reports, along with a clear definition, the method of calculation, and an explanation of why management believes the metric provides useful information to investors.
In response to the Staff’s comment, we plan to include the following disclosures in our MD&A beginning with our next Form 10-Q:
We monitor the following key performance indicators to help evaluate the state of our business. We believe the below metrics are material to investors to understand the growth and performance of our business, as they help normalize certain variable factors. Metrics such as Annual Recurring Revenue (ARR), Subscription ARR, SaaS ARR and SaaS Net Dollar Retention (SaaS NRR) provide a consistent view of our recurring revenue profile. ARR, Subscription ARR, and SaaS ARR exclude non-recurring elements and reflect the annualized value of active contracts, while SaaS NRR measures net expansion within our existing customer base. Together, we believe these metrics offer meaningful insight into the health and trajectory of our recurring revenue streams.
[Charts including current fiscal period and prior year fiscal period for ARR, Subscription ARR, SaaS ARR and SaaS Net Dollar Retention to be added to disclosure.]
Annual Recurring Revenue (ARR):
ARR represents the annualized recurring value of all active contracts at the end of a reporting period. It includes recurring subscription offerings (including term licenses, SaaS, and utility software), maintenance related to perpetual and term licenses, extended maintenance contracts (enterprise support), and managed services. It excludes non-recurring elements such as perpetual licenses and professional services which are typically delivered at a point in time. ARR is calculated by dividing the total contract value by the number of days in the contract term and multiplying by 365. We believe ARR is a valuable metric for evaluating the growth of our business, as it provides a normalized view of recurring revenue by excluding the variability associated with contract term lengths and omitting contracts that are not expected to renew.
Subscription ARR:
Subscription ARR includes only term licenses, SaaS, and utility software arrangements, calculated using the same methodology as ARR. We believe Subscription ARR provides meaningful insight into the growth of our subscription-based offerings by reflecting both new customer acquisition and expansion within our existing customer base. As our most strategically significant and rapidly expanding revenue stream, subscription revenue is central to our long-term growth strategy and operational focus.
SaaS ARR:
SaaS ARR includes only the cloud-hosted portion of Subscription ARR and is calculated using the same methodology. SaaS ARR reflects the annualized value of active SaaS contracts and we believe this metric provides insight into customer adoption trends and expansion within our cloud-based offerings. As SaaS continues to represent a growing share of our subscription revenue, we view this metric as a key indicator of our ability to meet the evolving needs of our customer base. Continued adoption and conversion to SaaS arrangements are critical to sustaining our long-term growth and aligning with customer preferences for cloud-delivered solutions.
SaaS Net Dollar Retention (SaaS NRR):
SaaS NRR is the percentage of SaaS ARR retained from existing customers at the start of an annual period after accounting for expansion revenue, churn, and downgrades. It is presented on a constant currency basis using exchange rates as of a specified date (e.g., March 31, 2025). We believe our SaaS Net Dollar Retention Rate offers valuable insight into the year-over-year expansion of our existing customer base, reflecting both increased utilization of current products and services as well as the adoption of additional offerings.
These metrics are non-GAAP measures and do not have standardized definitions under GAAP. As such, they may not be comparable to similarly titled measures used by other companies and should be considered as a supplement to, and not as a substitute for, financial information prepared in accordance with GAAP. Management uses these metrics to assess the health of our recurring revenue base and to inform strategic decision-making.
We also note that in a recent investor presentation, we included a metric related to subscription customer growth, which reflects the number of end users benefiting from our recurring solutions. While this metric may offer helpful context regarding customer adoption trends, we do not consider it a key performance indicator, nor do we use the metric in managing the business. Specifically, we do not rely on subscription customer growth to operate or evaluate the business, make investment decisions, or manage day-to-day operations. Instead, we present this metric solely as supplemental information in response to investor interest. We believe it provides additional color on the scale and reach of our subscription offerings, but it is not used internally to assess performance or guide strategic planning. As a result, we do not consider this metric to be material to an understanding of our financial condition or results of operations.
We also confirm that, aside from the metrics discussed above, we do not currently use other KPIs in a manner material to an understanding of our business. In addition, the Company’s KPIs are consistently monitored and evaluated by management. Should this change in the future, we will revise our disclosures accordingly.
We respectfully submit that these enhanced disclosures will align with the guidance in SEC Release No. 33-10751 and will be disclosed in a manner consistent with the requirements of Item 10 of Regulation S-K—including disclosure of the most directly comparable financial measure or measures calculated in accordance with GAAP, with equal or greater prominence, and a reconciliation between the GAAP and non-GAAP measures. We believe these enhanced disclosures will provide investors with an enhanced view of our performance and trends.
Results of Operations, page 35
2. We note you refer to several factors impacting the period-over-period change in operating expenses, however, you only quantify the impact of stock-based compensation. Where a material change is attributed to two or more factors, including any offsetting factors, revise to describe the contribution of each factor in quantified terms. Refer to Item 303(b) of Regulation S-K.

Response:
We respectfully acknowledge the Staff’s comment to include quantification of factors identified for changes in operating expenses. In future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ending on June 30, 2025, the Company will include a quantified discussion, to the extent applicable, of each factor, including any offsetting factors, that contributed to a material change in a particular financial statement line item in accordance with Item 303(b) of Regulation S-K. Using the Form 10-K reviewed as a guide and bracketed placeholders for quantification, such disclosure in future filings would read substantially as follows (with research and development and general and administrative expenses updated similarly):

Sales and marketing expenses increased $79.1 million, or 22%, which included increases in sales commissions and bonuses associated with increased revenues relative to the prior year of [$XX]; a [$XX] increase in employee compensation tied to strategic go to market investments; and, an increase of $11.0 million in stock-based compensation. In addition, in fiscal 2025, there were increases year over year in certain marketing and go to market activities, resulting in a [$XX] increase, which included a live sales kickoff event and participation in certain strategic conferences, including the RSA conference, which did not occur in fiscal 2024.

Consolidated Statements of Operations, page 47
3. We note subscriptions includes revenues from both products (i.e., the software portion of term-based licenses) and services (SaaS offerings). Please tell us the amount of term-based license software revenue included in this line item for each period presented. Also, tell us your consideration to separately present revenue from these products and services pursuant to Rule 5-03(b) of Regulation S-X.

Response:
We respectfully acknowledge the Staff’s comment and the reference to Rule 5-03(b)(1) of Regulation S-X, which requires separate presentation of revenues from products and services where such disaggregation is material and meaningful to investors.

For the fiscal year ended March 31, 2025, approximately 59% of our total revenue was derived from subscription arrangements. Of this amount, 37% was attributable to term-based license revenue (recognized at a point in time) and 22% to SaaS revenue (recognized ratably over time). These two components are currently aggregated within our “Subscription” revenue line item.

We believe this presentation is appropriate based on the following considerations:

•While the timing of revenue recognition differs under ASC 606, the economic substance of both term-based licenses and SaaS offerings is substantially similar. In both cases, customers receive access to our software for a defined subscription period, and neither arrangement conveys ownership or perpetual rights.
•We note that approximately one-third of our subscription customers utilize both term-based licenses and SaaS offerings, reflecting a growing trend toward hybrid deployment models. This overlap is a strategic focus for the Company and a key area of interest for investors, as we believe it reflects deeper customer engagement and long-term value potential.
•At the conclusion of the subscription term, access to the software is terminated unless renewed, regardless of the deployment method (i.e., on-premise vs. cloud-hosted).
•We believe that aggregating these revenues under a single “Subscription” classification provides a more meaningful view of our recurring revenue base and aligns with how management evaluates and communicates performance to investors.

We also considered the Staff speech by Mark Barrysmith, Professional Accounting Fellow in the Office of the Chief Accountant (December 2007), which acknowledged that the basis for separately presenting product and service revenue is a matter of judgment, including consideration of which form of presentation would be most meaningful to investors, provided it is reasonably grounded, consistently applied, and clearly disclosed.

Accordingly, we believe our current presentation complies with Rule 5-03(b)(1) of Regulation S-X and reflects a meaningful view of our revenue streams. However, in response to the Staff’s comment, we will enhance our disclosures in future filings to further disaggregate term-based license revenue and SaaS revenue in our revenue footnote disclosure and clarify the rationale for aggregating these components, including the similarities in customer experience and contract structure. We also believe this approach balances the requirements of Regulation S-X with the goal of providing investors with clear and decision-useful information.

Notes to Consolidated Financial Statements
Note 3. Revenue
Disaggregation of Revenues, page 59
4. Please tell us what consideration was given to disaggregating revenue between point in-time and over-time recognition. In this regard, we note your subscription revenues include both term-based software license revenues that are recognized up-front and SaaS revenues, which are recognized over-time. Refer to ASC 606-10-50-5 and 55-89 through 91.

Response:
We respectively acknowledge the Staff’s comment and appreciate the opportunity to clarify our consideration of the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through 91 regarding the disaggregation of revenue between point-in-time and over-time recognition as it relates to our subscription revenues.
In accordance with ASC 606-10-50-5, we understand that an entity is required to disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The extent of disaggregation depends on the specific facts and circumstances of the entity’s contracts with customers.

As discussed in our response to Comment 3, our “Subscription” revenue line item includes both term-based license revenue (recognized at a point in time) and SaaS revenue (recognized over time). While these two components differ in the timing of revenue recognition under ASC 606, we believe that their aggregation is appropriate based on the following considerations:
•The economic substance of both offerings is substantially similar. In both cases, customers receive access to our software for a defined subscription period, and neither arrangement conveys ownership or perpetual rights.
•Cash flows associated with both types of arrangements are typically received upfront and are tied to the full contract term, regardless of whether the service is delivered via on-premise software or a hosted SaaS model.
•The commercial structure of the contracts is consistent across both delivery methods, with terms being binding and non-cancellable for substantially all subscription arrangements and the customer experience is functionally equivalent in terms of support and renewal.
In evaluating the appropriate level of disaggregation, we also considered the guidance in ASC 606-10-55-90, which instructs entities to consider how revenue information is presented for other purposes, including:

•Disclosures outside the financial statements (e.g., earnings releases, investor presentations),
•Information reviewed by the chief operating decision maker (CODM), and
•Other similar information used by management or investors.

Consistent with this guidance in ASC 606-10-55-90:

•Our earnings releases, investor presentations, and annual reports consistently present subscription revenue as a single category encompassing both term-based and SaaS offerings.
•Our CODM reviews subscription revenue as a unified metric when evaluating segment performance and making resource allocation decisions.
•Our investor communications emphasize the importance of subscription revenue as a whole, rather than distinguishing between delivery methods.

Additionally, and as noted above, approximately one-third of our subscription customers utilize both term-based licenses and SaaS offerings, reflecting a growing trend toward hybrid deployment models. This overlap is a strategic focus for the Company and a key area of interest for investors, as we believe it reflects deeper customer engagement and long-term value potential.

Based on the above, we believe that aggregating term-based and SaaS revenue within the “Subscription” category is consistent with the principles of ASC 606 and provides meaningful and decision-useful information to investors. However, in response to the Staff’s comment, we will enhance our disclosures in future filings to further disaggregate term-based license revenue and SaaS revenue in our revenue footnote disclosure and explain the rationale for aggregating these components, including the commercial and economic similarities and the consistent use of this classification across internal and external reporting.

We will continue to monitor the relevance of this presentation and update our disclosures should our facts and circumstances change.

Note 14. Segment Information, page 72
5. We note the CODM uses consolidated net income (loss) to measure segment profit or loss, allocate resources and assess performance. Please revise to discuss how the CODM uses this measure in assessing segment performance and deciding how to allocate resources. Refer to 280-10-50-29(f) and the example at 280-10-55-54(c).

Response:
We respectfully acknowledge the Staff’s comment and will revise our disclosure prospectively as follows:
We operate as a single reportable segment as we report financial information, including net income (loss) determined in accordance with U.S. GAAP, among other measures, on a consolidated basis to our Chief Executive Officer, who serves as the Chief Operating Decision Maker (“CODM”). The CODM uses consolidated net income to make operating decisions, allocate resources, and evaluate financial performance, primarily by monitoring actual results compared to forecasted results, as well as by reviewing year-over-year results and trending historical performance. The CODM also uses net income (loss) in competitive analysis by benchmarking to the Company’s competitors. The competitive analysis along with the monitoring of actual versus forecasted results are used in assessing the performance of the segment.

The CODM reviews significant segment expenses for our single reportable segment. Significant segment expenses include cost of revenues, sales and marketing expenses, research and development expenses, general and administrative expenses, depreciation and amortization, restructuring, and other operating expenses, all of which are presented in our consolidated statements of operations. Other segment items include interest income, interest expense, other income (expense), net, and income tax expense (benefit), which are also presented in our consolidated statements of operations.

If you should have any questions or comments, please do not hesitate to contact Raquel Fox of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7050.

Commvault Systems, Inc.
/s/ Jennifer DiRico

Jennifer DiRico
Chief Financial Officer

cc:    Raquel Fox
Skadden, Arps, Slate, Meagher & Flom LLP